The following is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin. This should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three month period ended March 31, 2012 and the MD&A and consolidated financial statements for the year ended December 31, 2011. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except where otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or overnight basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.

The Company’s common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, indirectly owns approximately 56% of the Company’s shares.

Business Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 billion to $3 billion.  CE Franklin competes with three other large oilfield product distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.  The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of capital expenditures in the oil and gas industry in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprises 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.

The size, scope, and product mix of each order will affect profitability.  Local walk in relationship business with smaller orders or more specialized products will typically generate higher profit margins compared to large project bids for alliance customers where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas customers tend to have a broader geographic operating reach requiring multi-site service capability, conducting larger capital projects, and requiring more sophisticated billing and project management services than do smaller customers.   The Company has entered into numerous alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start-up operations typically focused on servicing local relationship based MRO customers.  To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability, which significantly increases the barriers to entry.

The Company’s 39 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch services and competes for local business and services the Company’s alliance customers supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary. The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for large alliance customers who are seeking multi-location, one stop shopping, and more comprehensive service.

The Company is pursuing the following strategies to grow its business profitably:

●
Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth may be complemented by selected acquisitions.

●
Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as downhole pump repair, oilfield engine maintenance, well optimization and onsite project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

●	Expand oil sands, industrial project and MRO business by leveraging our existing supply chain infrastructure, product, and major project expertise.

●
Increase the resourcing of customer project sales quotation and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand.  By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent customer service.

Business Outlook

Oil and gas industry activity in 2012 is expected to remain at 2011 levels for the remainder of the year.  Natural gas prices remain depressed as North American production capacity and inventory levels continue to exceed demand.  Natural gas capital expenditure activity is focused on liquid rich gas plays and the Company is well positioned to service customers pursuing these gas plays.  Conventional and heavy oil economics are attractive at current price levels leading to continuing activity in on these plays.  Activity is especially strong in southeast Saskatchewan.  Oil sands project announcements continue at current oil price levels. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements. CE Franklin’s revenues are expected to increase modestly in 2012 through organic growth as the oil and gas industry activity levels remain relatively consistent with 2011 levels.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions should enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

	Three Months Ended March 31
	2012		2011
Revenues	160.3	100.0%	137.7	100.0%
Cost of Sales	(130.9)	(81.7)%	(115.4)	(83.9)%
Gross Profit	29.4	18.3%	22.3	16.1%

Selling, general and administrative expenses	(17.8)	(11.1)%	(17.0)	(12.8)%
Foreign exchange and other	(0.3)	(0.2)%	—	—%
EBITDA(1)	11.3	7.0%	5.3	3.4%
Depreciation	(0.6)	(0.4)%	(0.6)	(0.5)%
Interest	(0.1)	(0.1)%	(0.2)	(0.2)%
Earnings before tax	10.6	6.5%	4.6	2.7%
Income tax expense	(2.7)	(1.6)%	(1.2)	(0.9)%
Net earnings	7.9	4.9%	3.4	1.8%

Net earnings per share
Basic	$0.46		$0.19
Diluted	$0.44		$0.19

Weighted average number of shares outstanding (000's)
Basic	17,443		17,488
Diluted	18,149		18,052

(1)       EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of revenues because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Depreciation expense is a necessary component of the Company’s expenses because the Company is required to pay cash to acquire equipment to generate revenues. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net earnings, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to net earnings is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by IFRS. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

First Quarter Results

Net earnings for the first quarter of 2012, were $7.9 million, an increase of $4.5 million (132%) from the first quarter of 2011.  Revenues were $160.3 million, an increase of $22.6 million (16%) from the first quarter of 2011. Despite well completions decreasing by 26% compared to the first quarter of 2011, both the capital project business and maintenance repair and operating (“MRO”) revenues grew by $7.3 million and $15.1 million respectively year over year. The increase in capital projects revenue was driven by higher sales to oil and oilsands projects.  Increased MRO activity came from all areas of the business.  Spring break up arrived earlier than normal and dampened activity levels late in the quarter.  Gross profits increased by $7.1 million (32%) due to the increase in revenues and improved gross profit margins year over year. Average gross profit margins improved sequentially compared to the fourth quarter of 2011 and improved over the first quarter 2011 due to improved supply chain costs and increased volume rebate income arising from increased purchasing levels. Selling, general and administrative expenses increased by $0.8 million (5%) to $17.8 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. The weighted average number of shares outstanding during the first quarter was consistent with the prior year period as the rise in share price during the last year has limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.46 in the first quarter of 2012, compared to net earnings of $0.19 per share in the first quarter of 2011.

Revenues

Revenues for the quarter ended March 31, 2012, were $160.3 million, an increase of 16% from the quarter ended March 31, 2011.

Oil and gas commodity prices are a key driver of industry capital project activity as commodity prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the three and three month periods ended March 31, 2012 and 2011 are provided in the table below.

	Q1 Average		%
	2012	2011	change
Gas - Cdn. $/gj (AECO spot)	$2.14	$3.76	(43)%
Oil - Cdn. $/bbl (synthetic crude)	$94.49	$99.63	(5)%
Average rig count	541	532	2%
Well completions:
Oil	2,262	2,201	3%
Gas	611	1,660	(63)%
Total well completions	2,873	3,861	(26)%

Average statistics are shown except for well completions.

(in millions of Cdn. $)	Three months ended March 31
	2012		2011
End use revenue demand	$	%	$	%
Capital projects	83.5	52	76.0	55
Maintenance, repair and operating supplies ("MRO")	76.8	48	61.7	45
Total Revenues	160.3	100	137.7	100

Revenues from capital project related products were $83.5 million in the first quarter of 2012, an increase of 10% ($7.5 million) from the first quarter of 2011 due to increased oil and oil sands based sales. Total well completions decreased by 26% in the first quarter of 2012.  Gas well completions comprised 21% of the total wells completed in western Canada in the first quarter of 2012 compared to 43% in the first quarter 2011.  The average working rig count increased by 2% compared to the prior year period. Spot gas prices ended the first quarter at $2.14 per GJ (AECO) a decrease of 43% from first quarter 2011 average prices.  Oil prices ended the first quarter at $94.49 per bbl (Synthetic Crude) a decrease of 5% from the first quarter 2011 average. Depressed gas prices are expected to continue to negatively impact gas drilling and well completion activity over the remainder of 2012, which in turn is expected to constrain demand for the Company’s products. Natural gas customers continue to utilize a high level of competitive bid activity to procure the products they require in an effort to reduce their costs. The Company is addressing this industry trend by pursuing initiatives focused on improving revenue quotation processes and increasing the operating flexibility and efficiency of its branch network.  Activity related to oil and oilsands activity remains strong and the Company is well positioned to support customers who are pursuing oil plays and more particularly tight oil plays.  Spring break up arrived in late March which dampened activity levels late in the quarter.

MRO product revenues are related to overall oil and gas industry production levels and tend to be more stable than capital project revenues. MRO product revenues for the quarter ended March 31, 2012 increased by $15.1 million (24%) to $76.8 million compared to the quarter ended March 31, 2011 and comprised 48% of the Company’s total revenues (2011 – 45%) as both oil and gas MRO activities were strong in the quarter.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield product distribution business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO revenues opportunities. Revenues from these initiatives to date are provided below:

	Q1 2012		Q1 2011
Revenues ($millions)	$	%	$	%
Oilfield	140.4	87	122.6	89
Oil sands	12.1	8	10.0	7
Production services	7.8	5	5.1	4
Total Revenues	160.3	100	137.7	100

Revenues from oilfield products to conventional western Canada oil and gas end use applications were $120.3 million for the first quarter of 2012, backing out tubular product sales, year over year oilfield revenue was up 19.4%.  This increase was driven by oil related capital projects and strong MRO demand.

Revenues from oil sands end use applications were $12.1 million in the first quarter, an increase of $2.1 million (21%) from the first quarter of 2011 reflecting the timing of project revenues. The Company continues to position its major project execution capability and the Fort McMurray branch to penetrate this emerging market for capital projects and MRO products.

Production service revenues were $7.8 million in the first quarter of 2012, a 53% increase from the $5.1 million of revenues in the first quarter of 2011, reflecting improved oil production economics resulting in increased customer maintenance activities.

Gross Profit

	Q1 2012	Q1 2011
Gross profit ($millions)	$29.4	$22.3
Gross profit margin as a% of revenues	18.3%	16.1%

Gross profit composition by product revenue category:
Tubulars	3%	6%
Pipe, flanges and fittings	30%	26%
Valves and accessories	19%	21%
Pumps, production equipment and services	19%	15%
General	29%	32%
Total gross profit	100%	100%

Gross profit was $29.4 million in the first quarter of 2012, an increase of $7.1 million (32%) from the first quarter of 2011 due to increased revenues and average gross profit margins compared to the prior year period. Gross profit margins for the quarter were improved due to improved supply chain costs and recognition of higher volume rebate income due to higher purchasing levels.  Increased pipe flanges and fittings gross profit composition was due to improved gross profit margins.  Other gross profit composition categories were impacted by having more sales to our larger lower margin customers.  The decrease in tubular gross profit composition reflects larger lower margin sales and the disposal of surplus tubular inventory.

Selling, General and Administrative (“SG&A”) Costs

($millions)	Q1 2012		Q1 2011
	$	%	$	%
People Costs	11.0	61	10.3	60
Facility and office costs	3.5	20	3.7	22
Selling Costs	1.9	11	1.5	9
Other	1.4	8	1.5	9
SG&A costs	17.8	100	17.0	100
SG&A costs as% of revenues	11%		12%

SG&A costs increased $0.8 million (5%) in the first quarter of 2012 from the prior year period and represented 11% of revenues compared to 12% in the prior year period. The $0.8 million increase in expenses was attributable to higher incentive and selling costs reflecting the improved performance of the business year over year.

Depreciation Expense

Depreciation expense of $0.6 million in the first quarter of 2012 was comparable to the first quarter of 2011.

Interest Expense

Interest expense was minimal in the first quarter of 2012 and was lower than the prior year due to lower borrowing levels.

Foreign Exchange and other

Foreign exchange and other in the quarter was a loss of $0.3 million as the Canadian dollar strengthened which increased the translation loss from US denominated net working capital assets.  The Company recognized a $0.3 million unrealized foreign exchange loss on $11.6 million of foreign currency forward contracts it had outstanding at quarter end.  As at March 31, 2012, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by approximately $0.1 million.

Income Tax Expense

The Company’s effective tax rate for the first quarter of 2012 was 25.5% down from a 26.5% effective rate in the first quarter 2011. The current effective tax rate is lower than the prior year due to lower statutory rates.

Summary of Quarterly Financial Data
The selected quarterly financial data below is presented in Canadian dollars and in accordance with IFRS.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. $ except per share data)
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Unaudited	2010	2010	2010	2011	2011	2011	2011	2012

Revenues	99.9	132.2	135.6	137.7	113.9	140.5	154.3	160.3
Gross Profit	15.6	19.2	20.5	22.3	19.3	23.9	25.3	29.4
Gross Profit %	15.6%	14.5%	15.1%	16.2%	16.9%	17.0%	16.4%	18.3%

EBITDA	0.7	3.8	3.8	5.3	3.1	7.6	6.6	11.3
EBITDA as a % of revenues	0.7%	2.9%	2.8%	3.8%	2.7%	5.4%	4.3%	7.0%

Net earnings (loss)	(0.1)	2.2	1.6	3.4	1.7	4.8	4.5	7.9
Net earnings (loss) as a % of
revenues	(0.1)%	1.7%	1.2%	2.5%	1.5%	3.4%	2.9%	4.9%

Net earnings (loss) per share
Basic	$(0.01)	$0.12	$0.09	$0.19	$0.10	$0.27	0.26	$0.46
Diluted	$(0.01)	$0.12	$0.09	$0.19	$0.09	$0.26	0.25	$0.44

Net working capital(1)	111.8	129.0	125.7	120.1	136.5	134.6	116.9	137.8
Long term debt /
bank operating loan(1)	0.3	14.4	6.4	0.3	12.2	5.8	-	-

Total well completions	2,197	2,611	4,760	3,861	2,765	3,495	4,350	2,873

(1) Net working capital and long term debt/bank operating loan amounts are as at quarter end

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest oilfield sales activity for the Company.  Oilfield sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically outpaces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities) and borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at March 31, 2012, the Company had $3.6 million of cash on hand and had no long term debt. Cash decreased by $12.2 million from December 31, 2011 as the Company generated $9.7 million of cashflow from operating activities, before net changes in non-cash working capital balances. Net working capital increased by $22.0 million in the quarter.  Capital expenditures in the quarter amounted to $0.3 million.  Nominal activity occurred under the Company’s Normal Course Issuer bid (“NCIB”) program.  Subsequent to quarter end, the Company terminated its NCIB program for this year.

As at March 31, 2011, the Company had $3.2 million of cash and cash equivalents and no borrowings under its revolving term credit facility, a net decrease of $9.4 million from December 31, 2010.  Borrowing levels have decreased due to the Company generating $4.4 million in cash flow from operating activities, before net changes in non-cash working capital balances of a $5.6 million reduction in net working capital.  This was offset by $0.5 million in capital and other expenditures and $0.2 million for the purchase of shares to resource share unit plan obligations and the repurchase of shares under the NCIB program.

Net working capital was $137.8 million at March 31, 2012, an increase of $21.0 million from December 31, 2011.  Accounts receivable at March 31, 2012 was $103.9 million, an increase of $5.7 million (5.8%) from December 31, 2011, due to the 4% increase in first quarter sales compared to the fourth quarter of 2011.  Days sales outstanding in accounts receivable (“DSO”) at the end of the first quarter of 2012 was 52 days which is consistent with where the fourth quarter of 2011 ended.  DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance.  Inventory at March 31, 2012 was $113.1 million, up $1.4 million (1.3%) from December 31, 2011.  Inventory turns at the end of the first quarter of 2012 were 4.6 turns were consistent with the fourth quarter of 2011.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance.  Accounts payable and accrued liabilities at March 31, 2012 were $79.9 million, a decrease of $13.7 million (15%) compared to the fourth quarter of 2011.

Capital expenditures in Q1 2012 were $0.3 million, an increase of $0.2 million (49%) from Q4 2011 expenditures. Expenditures in 2012 were directed towards facility expansion and maintenance, business system expansion and vehicles and operating equipment.  The majority of the expenditures in Q1 2012 were directed towards similar items as they were in 2011. Capital expenditures in 2012 are anticipated to be in the $4.0 million to $5.0 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014 (the “Credit Facility”).   Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company.  The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity at less than 40%.  As at December 31, 2011, this ratio was 0%.  The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times.  As at March 31, 2012, this ratio was 51.3 times.  The Credit Facility contains certain other covenants with which the Company is in compliance.  As at March 31, 2012, the Company had no borrowings under the facility and had available undrawn borrowing capacity of $60.0 million under the Credit Facility.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2011.

Capital Stock
As at March 31, 2012 and 2011, the following shares and securities convertible into shares were outstanding:

(millions)	March 31, 2012	March 31, 2011
	Shares	Shares
Shares outstanding	17.5	17.5
Stock options	0.7	1.0
Share unit plan obligations	0.7	0.7
Shares outstanding and issuable	18.9	19.2

The weighted average number of shares outstanding during the first quarter of 2012 was 17.4 million, which was consistent with the prior year period as the rise in the Company’s share price during the last year has limited the activity occurring under the normal course issuer bid program. The diluted weighted average number of shares outstanding was 18.1 million, which is also consistent with the prior year quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations. During the three month period ended March 31, 2012, nil common shares were purchased by the trust (March 31, 2011 – 25,000 common shares at an average cost of $8.75 per share). As at March 31, 2012, the trust held 566,277 shares (March 31, 2011 – 462,753).

On December 20, 2011, the Company announced the renewal of the NCIB effective January 3, 2012, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.  During the three month period ended March 31, 2012, the Company purchased 8,625 shares at an average cost of $8.11 (March 31, 2011: 3,102 shares purchased at an average cost of $7.56).

Subsequent to the quarter end, the Company has cancelled its NCIB program.  At the time the program was cancelled, the Company had acquired 9,225 shares at an average cost of $8.59 per share.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2011. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Subsequent Events

Subsequent to March 31, 2012, the Company announced that the Board of Directors and the Special Committee of the Board of Directors have decided it is in the best interest of CE Franklin and all shareholders to formally commence a strategic review process.  Further to the announcement of a Strategic Review Process, the Company adopted a Shareholders’ Rights Plan to ensure that, in the context of a bid for control of CE Franklin, the Board of Directors would have sufficient time to consider the bid and conduct the Strategic Review Process.  Additionally, the Shareholders’ Rights Plan gives shareholders an equal opportunity to participate in such a bid; and gives them adequate time to properly assess the bid.  The Shareholders’ Rights Plan is not intended to and will not prevent a sale of CE Franklin.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the three months ended March 31, 2012 that have materially affected or are reasonably likely to materially affect the ICFR. No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions since the year ended December 31, 2011 have occurred that would materially change the business and market risk information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in the MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	forecasted oil and gas industry activity levels in 2012 and beyond;

●	planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

●	the Company’s future financial condition or results of operations and future revenues and expenses;

●	the outcome of the Company’s strategic review process

●	the Company’s business strategy and other plans and objectives for future operations;

●	fluctuations in worldwide prices and demand for oil and gas;

●	fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstance after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2012 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.